Filed by RigNet, Inc.

(Commission File No. 001-35003)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RigNet, Inc.

(Commission File No. 001-35003)

The following slides are from a RigNet, Inc. (“RigNet”) town hall presentation for RigNet employees hosted on December 21, 2020:

RigNet Town Hall Viasat Discussion December 21, 2020

Forward Looking Statements Forward Looking Statements This material includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 – that is, statements related to future, not past, events. Forward-looking statements may include comments about the expected future benefits, compensation, and employment, potential layoffs and severance, benefits of the transaction, potential value to be realized by RigNet’s employees and stockholders, timing of and ability to ultimately close the transaction, Viasat’s financial position and long-term strategy, and other similar statements. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “will,” “expect,” “plan” or other similar words. These forward-looking statements involve certain risks and uncertainties, including those risks set forth in Item 1A – Risk Factors of the Company’s and Viasat’s most recent 10-K filings, and Item 1A- Risk Factors of the Company’s 10-Q filing for the quarter ended March 31, 2020, filed with the SEC on Monday, May 11, 2020, and ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to RigNet’s and Viasat’s SEC filings. RigNet undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Important Additional Information Important Additional Information and Where to Find It This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to stockholders of RigNet at no expense to them.  Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by RigNet and/or Viasat through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by RigNet will be available free of charge on Rignet’s internet website at http://www.rig.net. Copies of the documents filed with the SEC by Viasat will be available free of charge on Viasat’s internet website at http://www.viasat.com.    Participants in the Solicitation Viasat, Rignet, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies from the stockholders of RigNet in connection with the proposed transaction. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020. Information about the directors and executive officers of Viasat is set forth in its Annual Report on Form 10-K for the year ended March 31, 2020, which was filed with the SEC on May 29, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 23, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Agenda Transaction Overview About Viasat What to expect between now and closing

Transaction Overview Strategic Rationale Expands and diversifies Viasat’s commercial connectivity portfolio into a new, adjacent industry Accelerates Viasat’s global footprint and expansion strategy into other adjacent industries, including mining, shipping and maritime Transaction Consideration 100% stock consideration intended to be tax-free for RigNet shareholders RigNet stockholders will receive 0.1845 shares of Viasat common stock for each share of RigNet common stock, representing a premium of 17.9% based on the 20-day VWAP1 of each company Enterprise value of approximately $222M based on Viasat’s stock price and net indebtedness assumed2; expect modest improvement to Viasat’s leverage profile RigNet shareholders expected to own ~5.7% of Viasat outstanding common equity, pro forma for the combination Management & Governance Viasat will incorporate RigNet’s global team, technology and core capabilities into its Global Enterprise and Mobility business unit, led by segment president Jim Dodd The existing RigNet management team will operate from its headquarters in Houston, TX Expected Closing The transaction is expected to close by mid-calendar year 2021 Subject to approval of RigNet stockholders and customary closing conditions, including certain regulatory approvals KKR has agreed to a support agreement to vote in favor of the deal (1) Volume weighted average price as of 12/18/2020 for each of Viasat and RigNet. (2) Based on Viasat share price as of 12/18/2020 and net indebtedness of RigNet as of 9/30/2020.

Why RigNet?

- Key talking points:
  - RigNet offers well-developed technology solutions including Machine Learning, Artificial Intelligence, SD-WAN and enterprise cyber security applications.
  - RigNet's digital transformation bundle accelerates technology adoption and empowers customers to be always connected, always secure, and always learning.
  - Near-term performance environment aside, RigNet is a strong company with great leadership, deep knowledge and outstanding customer relationships. The company has continued to evolve over the years—in a similar diversification strategy, which has enabled them to 'weather the storm' better than competitors
  - The Viasat executive team felt there was a strong cultural team alignment with RigNet

- In summary:
  - Great team: stand-out among peers; strong management team
  - Strong execution in difficult times: performed strong relative to peers
  - Sector innovator: constantly pushing the boundaries of new applications

6
Enabling Intelligence. Delivering Results.
RigNet

Agenda Transaction Overview About Viasat What to expect between now and closing

Introduction to Viasat Viasat Proprietary

Viasat is a global communications company that believes everyone and everything can be connected. We find better ways to deliver connections with the capacity to change the world — on the ground, in the air, and at sea. Mission to deliver faster internet anywhere, becoming the first truly global broadband ISP History of delivering results built on bold promises We’re not done…we’re just beginning Viasat Proprietary Summary

Viasat is a global communications company that believes everyone and everything can be connected.

- Leader in satellite-based networking products and services to consumer, enterprise and government
- Innovative developer of among the most technically advanced and productive broadband communications systems
- ViaSat-3 network expected to provide full global coverage, serving a diverse array of end markets

1986 year founded (Carlsbad, California)	**3** co-founders	**1996** year of IPO (NASDAQ: VSAT)	**$3.8B** Enterprise value
$2.3B LTM Q2 FY21 revenues	**$478M** LTM Q2 FY21 adj. EBITDA	**16%** Adj. EBITDA CAGR	**$2.6B** LTM Q2 FY21 new contract awards
45+ global offices	**~5,800** global employees	**~3,000** global engineers	**1+ Tbps** expected capacity per VS-3 class satellite

Viasat

Note: CAGR represents compound annual growth rate for FY04 – LTM Q2 FY21
Enterprise value based on Viasat's net debt as of 9/30/2020 and stock price as of 12/14/2020

Viasat Proprietary Locations Marlborough, MA Melbourne, FL San Jose, CA Santa Monica, CA Seattle, WA South San Francisco, CA Spring Lake, NC Tampa, FL Tempe, AZ Washington, DC Brazil: Brasilia Rio de Janeiro Sao Paolo Mexico: Mexico City United States: Carlsbad, CA (HQ) Atlanta, GA Austin, TX Baltimore, MD Boston, MA Brooklyn, NY Bryan/College Station, TX Cleveland, OH Colorado Springs, CO Coral Gables, FL Deerfield Beach, FL Denver, CO Durham, NC El Cajon, CA El Segundo, CA Germantown, MD Huntsville, AL Independence, OH Linthicum, MD Americas Asia Pacific Australia: Canberra Melbourne Newcastle Sydney China: Beijing India: Chennai Europe Ireland: Dublin Israel: Tel Aviv Italy: Turin Netherlands: Amsterdam Switzerland: Lausanne United Kingdom: Cheltenham Farnborough

Viasat Proprietary Business area snapshot Satellite Services (36% of revenue) High-speed broadband services for consumer, enterprise, and mobile broadband customers globally High-speed internet and in-flight services Key segments: Fixed broadband In-flight and mobile broadband Enterprise broadband Community Internet Government Systems (49% of revenue) Satellite and tactical broadband networking creating innovative new missions and network-centric fixed and mobile resilient government communications Key segments: Government broadband Satellite communications systems Cybersecurity Tactical data links Commercial Networks (15% of revenue) Innovates, develops, and produces technology that enables broadband services to fixed, nomadic, and mobile users Key segments: Fixed, nomadic, and mobile technology Space hardware, RF, and microwave solutions Space to earth connectivity systems

ViaSat-3: game-changing innovation

Expected to be the most cost-efficient, integrated, flexible, global satellite broadband infrastructure

Expected capacity
1+ Tbps per satellite

Global constellation
Americas and EMEA underway
APAC: targeted for satellite launch in 2H CY2022

Construction start
December 2015[1]

Anticipated launch
2021+[2]

Expected design life
~15 years

Efficient asset
Expected to be ~3-4x more cost efficient than VS-2



(1) Americas and EMEA. (2) First ViaSat-3 class satellite

Viasat

Viasat Proprietary 13

Agenda Transaction Overview About Viasat What to expect between now and closing

Overview of Timeline This is a very high-level timeline outlining some of the key milestones prior to closing All timing is estimated and subject to change Key closing criteria RigNet’s shareholders must vote to approve the transaction The companies must receive a number of approvals from government agencies The companies must meet other customary closing conditions as defined in the Agreement We currently estimate that we will close the transaction by mid-calendar year 2021 Deal Announcement December [ ], 2020 Transaction Closes Mid-calendar year 2021 2021 Mail Proxy Statement / Prospectus 1st Quarter 2021 Shareholder Vote Late 1st Quarter 2021 Required Government Approvals 2020

How Would RigNet Fit Into Viasat?

- We’re at the very beginning of discussing how RigNet would integrate into Viasat

- Viasat has indicated:
  - Our employees are one of our key strengths: *“RigNet serves customers in 50+ countries and has over 650 employees, with more than 50% of its employees overseas. We see RigNet’s strong global support infrastructure and operations foundation as an enabler to grow faster in key ViaSat-3 service markets.”*
  - They believe in making the integration process seamless—from the perspective of people, places, technology, culture and brand perspective –they’re all important
  - Post-close, the RigNet business would report financially and organizationally through the Global & Enterprise Mobility business unit
  - Anticipate the RigNet team will continue to operate from its global HQ in Houston
  - Expect RigNet management team will stay on to provide leadership, in-depth industry knowledge and customer relationship support

- As the process unfolds, we will communicate more detail

16 *Enabling Intelligence. Delivering Results.* RigNet

Until We Close Integration preparation The companies named leaders for the Integration effort Viasat: Jerry Goodwin RigNet: Jackson Markley UNTIL WE CLOSE, IT IS IMPORTANT TO RECOGNIZE THAT RIGNET AND VIASAT REMAIN TWO DISTINCT COMPANIES Business as usual for RigNet Your job responsibilities and our procedures don’t change Focus on delivering against the 2021 Plan Do not respond to requests to talk about the transaction from outside the company Refer questions to Steve, Lee, or Errol Do not share information directly with anyone from Viasat Some information will remain sensitive during the transition Refer questions to Jackson

Questions?